VIA EDGAR

December 18, 2019

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, NE

Washington, D.C. 20549

Attn: J. Nolan McWilliams

Re:	MingZhu Logistics Holdings Limited Amendment No. 1 to Registration Statement on Form F-1 Filed November 27, 2019 File No. 333-233992

Dear Mr. McWilliams:

MingZhu Logistics Holdings Limited (the “Company” or “we”) hereby transmits its response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission, dated December 9, 2019, regarding the Company’s Amendment No. 1 to Registration Statement on Form F-1 (the “Registration Statement”) filed on November 27, 2019. For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response.

Amendment No. 1 to Form F-1

Prospectus Summary

Overview, page 1

1.	Refer to the last sentence of the fifth paragraph. Please disclose the respective revenue generated from Guangdong and Xinjiang provinces for the fiscal year ended December 31, 2017. We note your disclosure in the first paragraph on page 62.

In response to the Staff’s comment, we have revised the Registration Statement to disclose the respective revenue generated from Guangdong and Xinjiang provinces for the fiscal year ended December 31, 2017. The revised disclosure can be found on page 1 of the Registration Statement.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 36

2.	We note your new risk factor disclosure that you have failed to pay corporate income taxes for the year ended December 31, 2018 on time, and that there are uncertainties whether you will have enough funds to make the tax payment within the time limit set by the tax authorities. Please address this in your “Liquidity and Capital Resources” section. Refer to Item 5.B.1 of Form 20-F.

In response to the Staff’s comment, we have added disclosure relating to our outstanding tax payment in the section entitled Liquidity and Capital Resources per requirements of Item 5.B.1 of Form 20-F. The revised disclosure can be found on page 42 of the Registration Statement.

We thank the Staff for its review of the foregoing and the Registration Statement. If you have further comments, please feel free to contact our counsel by email at rasnlow@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Jinlong Yang
Jinlong Yang

cc:	Richard I. Anslow
Ellenoff Grossman & Schole LLP